Exhibit 1.01

Identiv, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2025

Introduction

This is the Conflict Minerals Report of Identiv, Inc. (“Identiv”, “our” or “we”) filed with the U.S. Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2025 in accordance with the requirements of Rule 13p-1 (17 CFR 240.13p-1) of the Securities Exchange Act of 1934, as amended (the “Rule”). This report has not been subject to an independent private sector audit as allowed under the Rule. This report and Form SD can be found on the Identiv website at www.identiv.com. Terms not otherwise defined herein shall have the meanings ascribed to them under Form SD, the Rule and Release No. 34-67716.

1.	Company Overview

Identiv is a global developer of specialty Internet of Things (“IoT”) solutions tailored for the healthcare, logistics, smart packaging industries and other high-value end markets. Our strategy is focused on developing highly engineered and specialized IoT inlays, tags, and labels for applications that provide significant value to our global customers. These specialty radio-frequency identification (“RFID”) IoT devices, including near field communication, high frequency, ultra-high frequency and Bluetooth Low Energy (“BLE”) technology are attached to or embedded into physical items, such as medical device consumables, pill containers, wine bottles, consumer appliances, and sports jerseys, providing those items with a unique digital identity. These devices enable unique and secure digital interaction with the physical world while simultaneously capturing relevant data which can then be analyzed and managed by the end customer.

In the year ended December 31, 2025, the assembly of our products was primarily performed at our production facilities in Singapore and Thailand. We source our integrated circuits (“IC”) directly and indirectly from external semiconductor companies which follow conflict material requirements. In some cases, we will source products from external contract manufacturers that purchase ICs from the same semiconductor companies referred to above. Therefore, Identiv does not directly purchase most materials used in the assembly of its products. We rely on foundries, subcontractors, and suppliers to gather and provide information on the materials used.

2.	Conflict Minerals Policy

Identiv is committed to responsible sourcing of materials for its products, including the sourcing of Conflict Minerals, and we expect that our suppliers are likewise committed to responsible sourcing. We also support greater transparency with regard to our supply chain, in particular the sourcing of Conflict Minerals. Our supply chain is highly complex, and our manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. As a result, we expect that all of our suppliers will partner with us to (i) provide appropriate information and conduct necessary due diligence in order to facilitate our compliance with the Rule, and (ii) adopt appropriate sourcing practices so that Conflict Minerals are sourced only in a manner that results in products and materials that are “DRC Conflict Free”. We are committed to working with our suppliers to educate them about Conflict Minerals and the steps that they can take to increase the transparency of the supply chain and to ensure that products and materials in the supply chain are DRC Conflict Free. Our Conflict Minerals Policy can be found on the Identiv website at www.identiv.com/investors under the heading “Governance”. The content of any website referred to in this report is included for general information only and is not incorporated by reference into this report.

3.	Identification of Conflict Minerals

We began our investigation by determining the tin, tantalum, tungsten and gold (“3TG”) usage in our products. We reviewed the bill of materials and material composition of production products sold during 2025 to determine which materials contain 3TG metals. From this information, we developed a list of suppliers and subcontractors to be surveyed who provided 3TG materials for our products sold in 2025. Engineering, pre-production and evaluation materials were not included in the analysis.

4.	Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

Once the list of suppliers was identified, we conducted a survey of our active suppliers using the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”) to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding the company’s conflict-free policy and engagement with its direct suppliers and requests a listing of the smelters that the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in the company’s products, as well as supplier due diligence. This template is used widely in the due diligence processes related to Conflict Minerals.

We are unable to determine if any of our necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. In addition, some of the 3TG materials may have been from recycled or scrap sources. We reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products based on the responses from our suppliers. Therefore, we proceeded to perform due diligence.

5.	Due Diligence

Identiv’s due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines. Our goal is to establish a low-risk supply chain for 3TG metals.

Management Systems

Our conflict minerals due diligence process includes the development of our Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We have taken measures to ensure that the findings of our supply chain risk assessment are reported to designated members of senior management, including our CEO and CFO.

Assess Risk in Supply Chain

Our supply chain is complex, and there are multiple tiers between our company and the mines. Accordingly, we have no direct relationship with 3TG suppliers. Thus, we rely upon information provided by our direct suppliers. Our review of this information revealed inaccuracies and inconsistencies. Follow up questions and repeated inquiries have helped to refine the responses, but there remains a risk that the final information is incomplete or inaccurate. Some suppliers are unable to gather complete information from their suppliers, as some suppliers consider this information to be proprietary.

Strategy Implementation

We continue to engage with our direct suppliers and subcontractors to obtain up-to-date conflict mineral information using the CMRT template. We request that our supply chain procure materials from known conflict-free sources. Where a supplier is not identified as conflict-free, we request that they actively proceed to become certified. Where this is not possible, we request our direct suppliers to find alternate sources, which have been determined to be conflict-free.

Third Party Audits

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we rely upon industry efforts to encourage smelters and refiners to participate in the RMI’s Responsible Minerals Assurance Process (“RMAP”). Through the RMAP, independent third-party audits are conducted to assess smelters’ and refiners’ responsible mineral sourcing practices, and the RMI publishes lists of smelters and refiners that have been determined to be conformant with the RMAP assessment protocols, as well as those that are actively participating in the assessment process. Identiv uses these published lists as part of its due diligence efforts to evaluate the smelters and refiners reported by its suppliers. Where the reported smelters and refiners have been identified as conflict-free, Identiv considers that information in assessing the responsible sourcing of 3TG contained in its products.

Reporting and Results

Responses from our suppliers using the RMI reporting template have been reviewed, combined and summarized for our products. Responding suppliers provided a CMRT, which includes a declaration page and a list of smelter/refiner names. Most provided complete lists of smelters, representing 100% of the 3TG materials they utilized. However, several suppliers provided incomplete lists of smelters/refiners due to the inability to obtain this information from all their sub-tier suppliers.

Many suppliers declared that a portion of the 3TG metals came from the Covered Countries. However, these suppliers also indicated that such materials came from a smelter/refiner that has been audited and is listed as conflict-free by the RMI. Certain suppliers declared that they are uncertain if any 3TG materials came from the Covered Countries because (a) not all of the smelters have been identified or (b) not all of the smelters have been audited by an independent party to verify their declaration. We combined the responses from all suppliers and created a list of smelter/refiner names. Identiv used the RMI compliance lists to determine if the minerals originate from the Covered Countries and could be benefitting armed groups. A majority of the smelters/refiners on our list have been verified as conflict-free compliant by the RMI. However, not all of the smelters/refiners are on the conflict-free lists. As such, the source of some of the minerals remains unverified.

Steps to Improve Due Diligence

The information provided by our suppliers is not complete. There are still a few suppliers who are unsure of the origin of the conflict minerals that they supplied to us. Identiv continues to work with its suppliers to improve the quality and completeness of information collected by using the most updated CMRT form. We continue to review supplier responses, provide feedback as necessary, and encourage suppliers to switch to certified conflict-free sources.

6.	Conclusion

Except for engineering, pre-production, and evaluation materials, Identiv products sold during the year ended December 31, 2025 were included in the survey and analysis. Because some of the information provided by our suppliers is incomplete and not all smelters have been verified by RMI as conflict-free, we are unable to determine if our products are entirely conflict-free.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk surrounding the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.